UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File No. 1-10207

NOTIFICATION OF LATE FILING

(CHECK ONE): ☐   Form 10-K      ☐   Form 20-F      ☒   Form 11-K      ☐   Form N-SAR      ☐   Form N-CSR

For Period Ended: December 31, 2003

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☒	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For Transition Period Ended: ____________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ALARIS Medical Systems Retirement Investment Plan

Full Name of Registrant

Advanced Medical, Inc./IMED Corporation Savings Plan

Former Name if Applicable

10221 Wateridge Circle

Address of Principal Executive Office (Street and Number)

San Diego, CA 92121

City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The ALARIS Medical Systems Retirement Investment Plan (the “Plan” or “Registrant”) has recently changed the independent registered public accounting firm to audit the Plan’s financial statements as of and for the year ending December 31, 2003. The Registrant hereby represents that it is unable to file the Plan's Annual Report on Form 11-K for the year ended December 31, 2003 without unreasonable effort or expense. The Plan’s auditor was not able to complete the audit of the Plan’s financial statements within the necessary period of time. The Registrant further represents that the Form 11-K will be filed by no later than July 13, 2004, which is the 15th day following the date on which the Form 11-K was due.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert F. Mathews ———————————————————— (Name)	(858) ————————— (Area Code)	458-7365 —————————(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).        Yes  ☒     No☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ALARIS Medical Systems Retirement Investment Plan
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

ALARIS Medical Systems Retirement Investment Plan By: ALARIS Medical Systems, Inc. (plan administrator)

Date: June 28, 2004	By: /s/ Robert F. Mathews —————————————— Robert F. Mathews Vice President of Finance and Treasurer